UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                          The Neiman Marcus Group, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   640204 10 3
                          -----------------------------
                                 (CUSIP Number)

                                 Eric P. Geller
                             Harcourt General, Inc.
                               27 Boylston Street
                       Chestnut Hill, Massachusetts 02167
                                 (617) 232-8200
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 12, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

CUSIP No. 640204 10 3       SCHEDULE 13D                       Page 2 of 5 Pages








1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Harcourt General, Inc.
          I.D. No. 04 1619609
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)  [ ]
                                                                                                      (b)  [ ]
3.        SEC USE ONLY

4.        SOURCE OF FUNDS
                                                                OO
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                         [ ]
          PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
                              7.        SOLE VOTING POWER
         NUMBER OF                      26,429,502
          SHARES
       BENEFICIALLY           8.        SHARED VOTING POWER
         OWNED BY                       0
           EACH
         REPORTING            9.        SOLE DISPOSITIVE POWER
          PERSON                        26,429,502
           WITH
                             10.        SHARED DISPOSITIVE POWER
                                        0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            26,429,502

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                   [ ]
          SHARES

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               53.0%
14.       TYPE OF REPORTING PERSON
                                                      CO



                                Page 2 of 5 pages

Item 1.  Security Issuer.

         This Amendment No. 9 to Schedule 13D is being filed on behalf of Harcourt General, Inc. ("Harcourt General"), which was formerly known as General Cinema Corporation, to amend the Schedule 13D originally filed on September 8, 1987 (as amended from time to time, the "Statement") to report the change in beneficial ownership of Harcourt General in The Neiman Marcus Group, Inc., a Delaware corporation ("NMG"). The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share, of NMG (the "Common Stock"). The principal executive offices of NMG are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02167.

         Prior to the consummation of the transactions described herein, Harcourt General beneficially owned 22,572,360 shares of NMG Common Stock as well as 500,000 shares of 9 1/4% Cumulative Redeemable Preferred Stock and 1,000,000 shares of 6% Cumulative Convertible Preferred Stock of NMG (collectively the "Preferred Stock").

Item 3.  Source and Amount of Funds or Other Consideration.

         The acquisition of NMG Common Stock by Harcourt General was part of a single transaction in which Harcourt General exchanged the Preferred Stock for 3,857,142 shares of NMG Common Stock and approximately $287 million in cash.

Item 4.  Purpose of Transaction.

         Although Harcourt General has no plan to purchase any additional shares of NMG Common Stock as of the date hereof, it may, from time to time, purchase additional shares depending on market conditions and such other factors as Harcourt General deems relevant.

Item 5.  Interest in Securities of the Company.

         (a) Pursuant to the Exchange and Repurchase Agreement incorporated herein by reference, Harcourt General exchanged all of the Preferred Stock for 3,857,142 shares of NMG Common Stock and approximately $287 million in cash.

         (b) Harcourt General beneficially owns 26,429,502 shares of NMG Common Stock or 53.0% of the outstanding shares of NMG Common Stock and no shares of Preferred Stock. Harcourt General's holdings of NMG Common Stock comprise approximately 53.0% of the voting power of NMG.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Exchange and Repurchase Agreement, incorporated herein by reference to Exhibit 10.1 to Registration Statement on Form S-3 of The Neiman Marcus Group, Inc., dated October 10, 1996 (Registration No. 333-11721).


                                Page 3 of 5 pages

                                                    SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                     By:  /s/ Eric P. Geller
                                                          ----------------------
                                                          Senior Vice President,
                                                          General Counsel and
                                                          Secretary


Dated:  November 12, 1996












                                Page 4 of 5 pages

                                  EXHIBIT INDEX


Exhibit

    1 Exchange and Repurchase Agreement, incorporated herein by reference to Exhibit 10.1 to Registration Statement on Form S-3 of The Neiman Marcus
                            Group, Inc., dated October 10, 1996 (Registration No. 333-11721).










                                Page 5 of 5 pages